UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Material Sciences Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

576674105
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd NE
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 14th Floor
Atlanta, GA  30309
Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 576674105	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 831,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 831,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,118
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 576674105	Page 3 of 6 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC,AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 910,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 910,296
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,296
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 576674105	Page 4 of 6 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 910,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 910,296
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,296
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 576674105	Page 5 of 6 Pages

SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission dated June 27, 2012, as amended on September 26, 2012, and as amended on January 9, 2013 (the “Schedule 13D”), with respect to the Common Stock, par value $0.02 per share (the “Common Stock”) of Material Sciences Corporation, a Delaware corporation (the “Company” or “Issuer”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 4.           Purpose of Transaction

Item 4 is hereby amended to add the following:

On April 26, 2013, pursuant to the Company’s advance notice provisions contained in the Company’s bylaws, Privet Fund LP (“Privet”) delivered notice to the Secretary of the Company nominating Ryan Levenson (the “Nominee”) for election as director to the Company’s board of directors (the “Board”) at the Company’s 2013 annual meeting of shareholders (the “2013  Annual Meeting”).  The Reporting Persons intend to attend the 2013 Annual Meeting and cumulate their votes in favor of the Nominee.

SCHEDULE 13D

CUSIP No. 576674105	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 29, 2013
PRIVET FUND LP

By: Privet Fund Management, LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT, LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson